LIMITED LIABILITY COMPANY AGREEMENT

OF

LVP METAIRIE JV, LLC

This Limited Liability Company Agreement (this “Agreement”) of LVP Metairie JV, LLC, a Delaware limited liability company, dated as of January  14, 2011, is adopted and entered into by LIGHTSTONE VALUE PLUS REIT II, LP (“REIT II LP”), a Delaware limited partnership, with its office located at 1985 Cedar Bridge Avenue, Suite 1, Lakewood, NJ 08701, TPS METAIRIE, LLC (“TPS”), a Michigan limited liability company, with its office located at 31525 W. Twelve Mile Road, Suite LL-1, Farmington Hills, Michigan 48334, and SHERMAN FAMILY TRUST (“Sherman”), a California trust, with its office located at P.O. Box 2199, Aspen, Colorado 81612. REIT II LP, TPS and Sherman shall also be referred to each as a “Member” and, together, as “Members.”

The Members hereby form a limited liability company pursuant to and in accordance with the laws of the State of Delaware (the “Laws”) and hereby agree as follows:

1.   Name. The name of the limited liability company formed hereby is LVP Metairie JV, LLC (the “Company”).

2.   Purpose. The Company is formed for the object and purpose of, and the nature of the business to be conducted and promoted by the Company is, engaging in any lawful act or activity for which limited liability companies may be formed under the Laws and engaging in any and all activities necessary or incidental to the foregoing. The Company shall have the authority to take all actions necessary or convenient to accomplish its purposes and operate its business as described in this Article 2.

3.   Members. The names and business addresses of the Members are as follows:

Name and Address

Lightstone Value Plus REIT II LP
c/o The Lightstone Group
1985 Cedar Bridge Avenue, Suite 1
Lakewood, NJ 08701

TPS Metairie, LLC
31525 W. Twelve Mile Road, Suite LL-1
Farmington Hills, MI 48334

Sherman Family Trust
P.O. Box 2199
Aspen, CO 81612

4.   Management of the Company.

(a)  Management. REIT II LP shall be the managing member of the Company (the “Managing Member”) and, in such capacity, shall manage the Company in accordance with the Laws and this Agreement. Except as otherwise provided in this Agreement, the Managing Member shall have the sole power and authority to take any and all actions necessary or convenient to or for the furtherance of the purposes of the Company set forth in this Agreement, including but not limited to the following:

i.
To borrow money for the Company from banks, other lending institutions, or Members, on such terms as the Managing Member deems appropriate, and in connection therewith, to hypothecate, encumber and grant security interests in the assets of the Company to secure repayment of the borrowed sums, and to prepay, in whole or part, refinance, amend, modify or extend any mortgages or deeds of trust affection any Company property. No debt shall be contracted or liability incurred by or on behalf of the Company except by the Managing Member, acting pursuant to authority granted under this Section, or to the extent permitted under the Laws;

ii.	To purchase liability and other insurance to protect the Company’s property and business;

iii.	To hold and own any Company real and/or personal properties in the name of the Company;

iv.	To develop, construct, improve, operate and manage Towne Place Suites, Metairie, LA (the “Property”);

v.	To invest any Company funds temporarily (by way of example but not limitation) in time deposits, short-term governmental obligations, commercial paper or other investments;

vi.
To sell or otherwise dispose of all or substantially all of the assets of the Company as part of a single transaction or plan so long as such disposition is not in violation of or a cause of a default under any provision of this Agreement or any other agreement to which the Company may be bound;

vii.
To execute on behalf of the Company all instruments and documents, including, without limitation, checks; drafts; notes and other negotiable instruments; mortgages, deeds to secure debts, or deeds of trust; security agreements; financing statements; documents providing for the acquisition, mortgage or disposition of the Company’s property; assignments; bills of sale; leases; construction contracts; construction management agreements; architect’s agreements, partnership agreements and any other instruments or documents necessary or appropriate, in the opinion of the Managing Member, to the business of the Company;

viii.	To employ accountants, legal counsel, managing agents or other experts to perform services for the Company and to compensate them from Company funds;

ix.	To enter into any and all other agreements on behalf of the Company, with any other Person for any purpose, in such forms as Managing Member may approve;

x.	To provide all services otherwise required under this Agreement;

xi.	To make any and all expenditures which the Managing Member, in its sole discretion, deems necessary or appropriate in connection with the management of the affairs of the Company;

xii.
To make, execute, sign, acknowledge, and file the Certificate of Formation; all documents (including amendments to the Certificate of Formation) which the Managing Member deems necessary or appropriate to reflect any amendment, change, or modification of this Agreement; and any and all other certificates or other instruments required to be filed by the Company under the Laws or of any other state or jurisdiction;

xiii.	To appoint individuals as officers or agents with such titles as it may elect to act on behalf of the Company with such power and authority as the Managing Member may delegate to any such persons; and

xiv.	To do and perform all other acts as may be necessary or appropriate to the conduct of the Company’s business.

All of the actions of Registered Agents Legal Services LLC as an authorized entity, within the meaning of the Laws, in the execution and filing of the certificate of formation, attached hereto as Exhibit A (collectively, the “Certificate of Formation”), are hereby approved and ratified. Upon the filing of the Certificate of Formation with the Delaware Secretary of State, Registered Agents Legal Services LLC’s powers as an “authorized person” ceased, and the Managing Member thereupon became the designated “authorized person” and shall continue as the designated “authorized person” within the meaning of the Laws.

(b) Election of Managing Member. In the event a Managing Member is unable or unwilling to act, then the management of the Company shall be vested in the Members, in proportion to each Member’s ownership interest, with the decision of the Members owning a majority of the ownership interest. In the event the Company becomes managed by the Members, then a vote of Members owning a majority of the ownership interest shall have the right to elect a new Managing Member.

(c) Standard of Care; Liability. The Managing Member shall discharge his or her duties with respect to the management of the Company in good faith, with the care an ordinarily prudent person in a like position would exercise under similar circumstances, and in a manner he or she reasonably believes to be in the best interests of the Company.

(d) Activity of the Members; Business Opportunity. Notwithstanding anything to the contrary in this Agreement, all the Members acknowledge and agree that each Member may engage or participate, directly or indirectly (as an owner, investor, consultant, or otherwise) in any activity in the vicinity of the Property that competes with or is enhanced by the business and activities of the Company or by the Member’s association with the Company; provided that TPS shall reasonably disclose and make available to the Company any business opportunity that TPS engages in, in his or her capacity as a Member or otherwise. Specifically, the Company owns a Towneplace Suites - Metairie hotel located at 5424 Citrus Boulevard, Harahan. LA 70123 (the “Property”), which is managed by Trans Inns Management. Inc. (“Tran Inns”) pursuant to a management agreement between the Company and Trans Inns. The Members acknowledge that the sole member of TPS, Daniel Vosotas, is the President and owner of Trans Inns. The Company and the Members agree that Daniel Vosotas’ position with and ownership interest in Trans Inns does not present any conflict of interest and is not to be considered a violation of this Agreement or as an inappropriate corporate or business opportunity.

5. Officers.

(a)  The officers of the Company shall be a President, Vice Presidents and such other officers as shall from time to time be elected or appointed by the Managing Member. The names of the initial officers and their respective offices in the Company are as set forth on Exhibit B hereto. Unless such officer’s term expires earlier as a result of such officer’s death or resignation, each such officer shall hold the offices indicated thereon until such officer has been removed by the Managing Member and such officer’s successor is appointed and qualified.

(b)  All of the officers of the Company shall report to, and be subject to the direction and control of, the Managing Member and shall have such authority to perform such duties relating to the management of the Company as designated by the Managing Member or as may be provided in this Agreement.

6.   Capital Contribution.

(a) Capital Contribution of the Members. The initial Capital Contributions of each of the Members made as of the date hereof are reflected in the amount set forth opposite that Member’s name on Exhibit C annexed to this Agreement under the heading “Initial Capital Account”.

(b)  Additional Capital Contributions. Although the Members intend to fund the Company’s expenses as much as possible from Property financings, prior to the funding of any loan, and at other times needed to fund Property and Company’s expenses the Managing Member shall have the right from time to time to determine that the Company needs additional capital (“Additional Capital”). When such a determination is made, the Managing Member shall give notice to each Member (a “Capital Call”) of (i) the total amount of the required Additional Capital, (ii) the reason the Additional Capital is required, (iii) each Member’s proportionate share of the required Additional Capital, and (iv) the date each payment of the Additional Capital is due and payable, which date shall be not less than 30 days after the notice has been given. A Member’s proportionate share of the required Additional Capital shall be equal to the product obtained by multiplying the Member’s respective membership interests (“Membership Interests”) by the aggregate amount of the required Additional Capital. Each Member’s proportionate share shall be payable in U.S. funds, by wire transfer or by certified or bank check. Exhibit C hereto shall be amended by the Managing Member to reflect such Additional Capital contributions.

(c)  If a Member shall fail to make all or any part of a payment of Additional Capital pursuant to Article 6(b) above, the failure shall not be an event of default under this Agreement. Nevertheless, the Member who fails to contribute all or any part of the Additional Capital shall be deemed to be a “Failing Interest Holder”. Upon such failure, the Managing Member shall promptly give notice (the “Failure Notice”) to each Member of the failure.

(d)  Upon the affirmative vote of a majority of the Membership Interests held by the Members who timely satisfied their obligation to make any required payment of Additional Capital in full (the “Contributing Members”), the Contributing Members may pursue either of the following courses of action:

(i)     The Contributing Members shall have an option, but no obligation, to loan to the Company within thirty (30) days after the Failure Notice is given, the amount which the Failing Interest Holder has failed to contribute to the Company (in the proportion that the Membership Interests held by each respective Contributing Member electing to loan funds to the Membership Interests held by all Contributing Members electing to loan funds or in such other proportion as such Contributing Members may agree upon unanimously). The amount that is loaned by any Contributing Member, shall be treated in the following manner: (1) the loan shall be treated as a loan (each a “Loan”) to the Company, bearing interest at a fixed rate equal to eighteen percentage points (18%) (the “Default Rate”), (2) the Loan shall be paid out of any funds owed by the Company to the Failing Interest Holder before any distributions are made to the Failing Interest Holder pursuant to Article 11 or otherwise; (3) payments shall be credited first to accrued interest, then to principal; (4) the Loan shall be repayable by the Failing Interest Holder at any time subject to a one percent (1%) premium on the original amount of the Loan made by the Contributing Member that is being repaid; (5) repayment of the Loan shall be secured by a pledge of the Failing Interest Holder’s Membership Interests and the Failing Interest Holder hereby grants a security interest in its Membership Interests to the Contributing Member(s) and hereby irrevocably constitutes and appoints the Contributing Member(s) as its attorney-in-fact coupled with interest, and with full power to prepare, execute, acknowledge and deliver any documents, instruments and agreements appropriate to evidence the loan and such financing statements, continuation statements and other security interest in favor of the Contributing Member(s); (6) the Loan shall be repayable in full upon any transfer by the Failing Interest Holder of all or part of its Membership Interests and upon the liquidation or termination of the Company, and in all events shall be repaid out of any proceeds distributed to or received by the Failing Interest Holder with respect to its Membership Interests; (7) the Loan shall be a recourse obligation of the Company but not of any Member; (8) if there is more than one Contributing Member who made a Loan, each such Contributing Member shall share proportionately in any payments made on the Loan or in security executed on in connection with the Loan; (9) a Loan made by any Member to the Company shall not be considered Capital Contributions; and (10) if any Member shall advance funds to the Company in excess of the amounts required hereunder to be contributed by such Member to the capital of the Company, the making of such advances shall not result in any increase in the amount of the Capital Account of such Member.

(ii)     One or more of the Contributing Members, without the participation of the Failing Interest Holder, may elect, within 30 days after the Notice is given, to contribute their proportionate share of the Additional Capital of the Failing Interest Holder. The proportionate share of each Contributing Member shall be the proportion that the Membership Interests of each Contributing Member that elects to contribute the Additional Capital of the Failing Interest Holder bears to Additional Capital of the Failing Interest Holder, or such other percentages which are agreed to by all such electing Contributing Members. Upon the contribution of the Additional Capital of the Failing Interest Holder by such electing Contributing Members, (a) the Membership Interests of all of the Members shall be recomputed for all purposes of this Agreement, by assigning to each Member a Membership Interests which equals the ratio of its aggregate Capital Contributions to the aggregate Capital Contributions of all of the Members, (b) the Contributing Member(-s) shall receive a preferred return pursuant to Articles 10(b) and 1 l(a)(ii) on the Additional Capital, and (c) distributions pursuant to Articles 10(b) and 11 (a)(ii) made to the Failing Interest Holder shall be subordinate to the distributions made to the Contributing Member(-s).

7.   Capital Accounts. A capital account shall be maintained for the Members. Subject to Article 12, such capital account shall be credited with contributions and profits, charged with distributions and losses and otherwise adjusted, in each case as the Managing Member determines.

8.   Allocations of Profits and Losses. The Company’s profits and losses shall be allocated to the Members in accordance with the waterfall structure as outlined in Article 10 and Article 11.

9.   Allocations of Profits and Losses for Tax Purposes. For federal income tax purposes, all items of income, gain, deduction or loss for any year shall be allocated in accordance with the manner in which such items of income, gain, deduction or loss affected the amounts which were either credited or charged to the capital account of each of the Members during such year.

10.  Distributions of Net Operating Cash Flow Available . Quarterly beginning on May 10, 2011 on the 10th day of each month (each such date, a “Distribution Month”), Net Operating Cash Flow Available for Distribution (as defined below) shall be distributed to the Members in the following order of priority:

(a)	First, to Contributing Member all its accrued and unpaid interest and principal balance attributable to any Loan made to Company under Article 6(d)(i);

(b)
Second, subject to Article 6(d)(ii), to REIT II LP and TPS pro-rata in accordance with their respective ownership interests until REIT II LP and TPS both receive their respective accrued and unpaid Preferred Return (as defined below); and

(c)	Third, split 85% to REIT II LP and TPS pro-rata in accordance with their respective ownership interest and 15% to Sherman.

To the extent any Member receives cumulative distributions in excess of their entitled amount, such excess shall be returned and distributed according to this Agreement. Such redistribution, to the extent necessary, shall occur every fourth Distribution Month or upon a Capital Transaction.

“Preferred Return” means an annualized 12% return on REIT 11 LP’s and TPS’ respective invested capital to be compounded on a monthly basis as a percentage of the then outstanding balance of unreturned capital. In the event a distribution is made in any month other than a Distribution Month, the distribution will treated as having been made in the subsequent Distribution Month for purposes of calculating the Preferred Return.

“Net Operating Cash Flow Available for Distribution” means Net Cash Flow from Operations (as defined below) (A) less i) capital expenditures actually incurred in the period; ii) deposits to escrows required by any lender; iii) escrows or reserves deemed by the Managing Member necessary for the continued operation of the Property; iv) principal payments on any debt financing; (B) plus i) releases from lender required escrows and ii) releases for escrows or reserves deemed necessary for the continued operation of the Property.

“Net Cash Flow from Operations” means Net Income eliminating the effect of noncash items (depreciation or amortization) and changes in the balance sheet for such items as accounts receivable, prepaid assets, and accounts payable.

“Net Income” means Total Revenues minus Total Expenses.

“Total Revenues” means, for any period for which such Total Revenues are being determined, all earnings of the Company and its subsidiaries during such period, including all receipts of the Company or any subsidiary from (i) the operation of the Property, (ii) interest received for cash held in escrow accounts.

“Total Expenses” means for any period for which such Total Expenses are being determined, the sum of the total gross cash expenditures of the Company or any subsidiary during such period, including all operating expenses, incentive fees, interest expense and taxes.

11. Distribution of Net Proceeds. Subject to the provisions of Article 12 and Article 20 (in the event of a liquidation), in the event of a Capital Transaction (as defined below) relating to the Property, all Net Proceeds (as defined below) from such Capital Transaction shall be distributed to the Members in the following order of priority:

(a)           In the event REIT II LP and TPS have not received their respective accrued and unpaid Preferred Return and a full return of their respective capital contributions prior to the occurrence of a Capital Transaction, then all net proceeds from such Capital Transaction shall be distributed as follows:

(i)           First, to Contributing Member all its accrued and unpaid interest and principal balance attributable to any Loan made to Company under Article 6(d)(i);

(ii)          Second, subject to Article 6(d)(ii), to REIT II LP and TPS pro rata in accordance with their respective capital accounts until REIT II LP and TPS have each received their respective accrued and unpaid Preferred Return

(iii)         Third, to REIT II LP and TPS pro rata in accordance with their respective capital accounts until REIT II LP and TPS have each received a full return of their respective capital contribution; and

(iv)         Fourth, split 85% to REIT II LP and TPS pro-rata in accordance with their respective ownership interests and 15% to Sherman.

(b)           In the event REIT II LP and TPS have each received their respective accrued and unpaid Preferred Return and a full return of their respective capital contributions prior to the occurrence of a Capital Transaction, then all net proceeds from such Capital Transaction shall be distributed to the Members as provided in Article 11(a) (iv) above.

“Net Proceeds” means the net proceeds (including any reserves released at the time of such Capital Transaction) of a Capital Event, after (i) the payment (other than from reserves) of the debts and liabilities of the Company or any subsidiary to the extent paid or satisfied in connection with such transaction, including, without limitation, outstanding loans and any accrued interest thereon, (ii) if appropriate, the application of such proceeds to their intended use (e.g., capital improvements, repairs, repayment of any outstanding loans or revenues for any of the foregoing), (iii) the payment (other than from reserves) of any and all customary and reasonable costs and expenses incurred in connection with the transaction, including, without limitation, attorneys’ fees and disbursements, brokerage fees, transfer or similar taxes, and any and all other customary and reasonable transaction costs, and (iv) the funding of reserves established from time to time pursuant to requirements of lenders or as otherwise agreed by the Members.

“Capital Transaction” means a financing, refinancing, insurance recovery (other than business interruption insurance or rent insurance), condemnation award, easement sale, sale or other disposition of all or any part of the Property and any other transaction the proceeds of which, in accordance with generally acceptable accounting procedures are considered to be capital in nature.

12.  Withheld Amounts. For purposes of this Agreement, all amounts withheld pursuant to the Code or any provision of any state or local tax law with respect to any payment, allocation or distribution to the Company or the Members shall be treated as amounts distributed to the Members. The Managing Member is authorized to withhold from distributions to the Members and pay over to any federal, state or local government any amounts required to be so withheld.

13.  Tax Matters. REIT II LP shall serve as the “tax matters partner” of the Company for purposes of Chapter 63 of the Internal Revenue Code of 1986, as amended (the “Code”) and the Regulations thereunder (the “Tax Matters Partner”). Except to the extent specifically provided in the Code or Regulations (or the laws of other relevant taxing jurisdiction) or otherwise provided herein, the Tax Matters Partner in its sole and absolute discretion shall have exclusive authority to act for or on behalf of the Company with regard to tax matters, including the authority to make (or decline to make) any available tax elections. The Tax Matters Partner shall prepare and file any federal, state, local and foreign tax returns for the Company and shall be the sole signatory to such returns, except to the extent any other Person is required by law to also sign such returns; provided, that the Tax Matters Partner shall not file any tax return for the Company without the prior review of such tax return by and consent of the Members, which consent shall not be unreasonably withheld, conditioned or delayed.

14.  Put Option and Call Option. To the extent not prohibited by that certain Relicensing Franchise Agreement, dated as of January       , 2011, between Marriott International, Inc. and LVP Metairie Holding Corp. (as the same may be modified, amended, supplemented, replaced or substituted, the “Franchise Agreement”):

(a)   Put Option of TPS. TPS shall have the irrevocable right and option (“Put Option”), which is exercisable by TPS within six (6) months from the date the Management Agreement is terminated for any reason except due to a breach of the Management Agreement by TPS, to require the Company to purchase from TPS its entire ownership interest in the Company. TPS shall exercise the Put Option by notice in writing (the “Put Option Notice”) to the Company. Delivery of the written Put Option shall constitute a binding obligation of the Company to buy, and of TPS to sell, the ownership interest of TPS for the purchase price set forth below, which shall be paid in cash not later than 30 days after the date on which the Put Option Notice is delivered. The purchase price to be paid for TPS’s ownership interest shall be an amount equal to fair market value determined by an agreement between TPS and the Company; however, if the Company and TPS do not agree on the fair market value on or before the 30th day after the exercise of the option, the fair market value shall be determined by an independent appraiser whose determination shall be final and binding upon all parties.

(b)   Call Option of the Company. The Company shall have the irrevocable right and option (“Call Option”), which is exercisable by the Company within six (6) months from the date the Management Agreement is terminated due to a breach of the Management Agreement by TPS, to require TPS to sell to the Company its entire ownership interest in the Company. The Company shall exercise the Call Option by notice in writing (the “Call Option Notice”) to TPS. Delivery of the written Call Option shall constitute a binding obligation of the Company to buy, and of TPS to sell, the ownership interest of TPS for the purchase price set forth below, which shall be paid in cash not later than 30 days after the date on which the Call Option Notice is delivered. The purchase price to be paid for TPS’s ownership interest shall be an amount equal to the greater of (i) the fair market value determined as described in clause (a) above, or (ii) an amount mutually agreed to by the Company and TPS.

(c) Whenever the fair market value of the Property is required to be determined by appraisal pursuant to the terms of this Article, REIT II LP and TPS shall attempt to agree upon a mutually acceptable appraiser to determine such fair market value. If a mutually acceptable appraiser is selected within ten (10) days after the receipt of the Put Option Notice and/or Call Option Notice, such appraiser shall submit, within forty-five (45) days of his/her selection, a written appraisal setting forth his/her determination of fair market value of the Property and such determination shall be binding upon all the Members. If a mutually acceptable appraiser is not selected within said ten (10) day period, REIT II LP shall, by written notice to TPS, designate a first appraiser, and within ten (10) days after receipt of such notice, REIT II LP may (but need not), by written notice, designate a second appraiser. If the second appraiser is not designated by REIT II LP, then the first appraiser shall proceed to appraise the Property and his/her determination of the fair market value of the Property shall be binding upon all Members. If a second appraiser is designated, the first and second appraisers shall each appraise the Property. If within forty-five (45) days after the second appraiser is designated, the first and second appraisers do not agree upon the aggregate value of the Property and are unable to reduce the range of their difference so that the higher appraisal does not exceed the lower appraisal by more than five percent (5%), then the appraisers shall jointly designate a third appraiser and, if they are unable to agree upon a third appraiser within ten (10) days after the expiration of such forty-five (45) day period, either appraiser may request that the President of the American Institute of Real Estate Appraisers designate the third appraiser. If there are two appraisers and the higher appraisal of the Property does not exceed the lower aggregate appraisal by more than five percent (5%), then the fair market value of the Property shall be deemed to be the average of the two appraisals. If there are three appraisers and they are unable to agree upon the fair market value of the Property, then the fair market value of the Property shall be deemed to be the value determined by averaging the two closest determinations of fair market value of the Property, which determination shall be made no later than thirty (30) days after such third appraiser’s appointment, provided such value shall not be greater than the higher value or less than the lower value set forth in the other respective appraisals. The appraiser or appraisers shall promptly notify REIT II LP and TPS of their determination. Any appraiser designated hereunder shall be disinterested, shall be qualified to appraise limited liability company membership interests, general intangible interests or other property of similar type and nature as the membership interests being purchased hereunder, shall be a member of the American Institute of Real Estate Appraisers or Society of Real Estate Appraisers (or any successor organization of comparable standing if either of those is not then in existence), and shall have been actively engaged in the appraisal of such limited liability company membership interests for at least five (5) years immediately preceding his/her designation. If any appraiser is unable or unwilling to act, his/her successor shall be designated in the same manner as he/she was designated.

The term “fair market value” with respect to the subject limited liability company interests shall mean the price at which such interests would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or to sell and both having reasonable knowledge of relevant facts, determined as if the Property was sold as a single asset, and not as a sale of its component parts, for its highest and best use.

(d)     REIT II LP and TPS shall each pay the fees and expenses of the appraiser designated by it and one-half of the fees and expenses of the third appraiser or any appraiser jointly designated hereunder, if any.

15. Assignments. To the extent not prohibited by the Franchise Agreement, the Members may assign in whole or in part their respective limited liability company interest. Subject to Article 22, in the event REIT II LP assigns its interest to an unaffiliated third party so that, as a result of such assignment, REIT II LP would no longer own a majority interest of the Membership Interests in the Company, TPS will have a tag-along option to include all or any part of TPS’s interest in the assignment at equivalent terms.

16. Resignation. The Officers may resign from the Company at any time.

17. Admission of Additional Members. One or more additional members of the Company may be admitted to the Company with the consent of the Managing Member, subject to other provisions of this Agreement. Prior to the admission of any such additional members of the Company, the Managing Member shall amend this Agreement to make such changes as the Managing Member shall deem necessary. In no way shall the admittance of additional members dilute or affect the ownership interest of TPS or Sherman in the Company, economically or otherwise, unless Managing Member and the affected party mutually agree in writing.

18. Liability of Member No Member shall have any liability for the obligations or liabilities of the Company except to the extent provided by the Laws.

19. Indemnification.

(a) The Company shall indemnify any person (each, an “Indemnitee”) who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding brought by or against the Company or otherwise, whether civil, criminal, administrative or investigative, including, without limitation, any action by or in the right of the Company to procure a judgment in its favor, by reason of the fact that such Indemnitee is or was a Member or an officer or employee of the Company, or at the relevant time, being or having been such a Member or officer or employee, that such Indemnitee is or was serving at the request of the Company as a partner, director, officer or trustee of another corporation, limited liability company, partnership, joint venture, trust or other enterprise, against all expenses (including attorneys’ fees and disbursements), judgments, fines and amounts paid in settlement, actually and reasonably incurred by such Indemnitee in connection with such action, suit or proceeding. Notwithstanding the foregoing, no indemnification shall be provided to or on behalf of any Indemnitee if a judgment or other final adjudication adverse to such Indemnitee establishes that such Indemnitee’s acts were fraudulent, grossly negligent or the result of willful malfeasance and, in each case, were material to the cause of action so adjudicated.

(b) The Company may, in the discretion of the Managing Member, pay expenses incurred by any Indemnitee in defending any action, suit or proceeding described in Article 19(a) in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such Indemnitee to repay such advance if it shall ultimately be determined that such Indemnitee is not entitled to be indemnified by the Company pursuant to this Article 19.

(c) The indemnification provided by this Article 19 shall not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may be entitled under any agreement, determination of the Managing Member or otherwise. The rights to indemnification and reimbursement or advancement of expenses provided by, or granted pursuant to, this Article 19 shall continue as to an Indemnitee who has ceased to be a Member, or an officer or employee of the Company (or other person indemnified hereunder) and shall inure to the benefit of the executors, administrators, legatees and distributees of such person.

20. Dissolution. The Company shall dissolve, and its affairs shall be wound up upon the first to occur of the following: (a) the written consent of the Managing Member, (b) the death, disability or bankruptcy of the Managing Member or the occurrence of any other event which terminates the continued membership of the Managing Member in the Company, (c) the sale of substantially all of the Property to an unaffiliated third party or other liquidation of substantially all of the assets of the Company, or (d) the entry of a decree of judicial dissolution under the Laws.

21. No Withdrawal. No Member shall be entitled to withdraw any part of such Member’s Capital Contribution or Capital Account or to receive any distribution from the Company, except as expressly provided herein.

22. Transfers. At least twenty-one (21) days prior to any transfer of all or a portion of the Membership Interests by REIT II LP to an unaffiliated third party for value (“Transfer”), REIT II LP will deliver written notice (the “Sale Notice”) to the Company and the other Members, specifying the material terms and conditions of the Transfer. Any Member (“Potential Participating Member”) may elect to participate in the contemplated Transfer on a ratable basis by delivering written notice (a “Tag-Along Notice”) to REIT II LP within ten (10) days after delivery of the Sale Notice. If no Tag-Along Notice is received by REIT II LP within such ten (10) day period, none of the Potential Participating Members shall have the right to participate in the Transfer, and REIT II LP shall have the right for a 180-day period to Transfer up to the number of Membership Interests stated in the Sale Notice, on terms and conditions that in the aggregate are not materially more favorable to REIT II LP than those stated in the Sale Notice, provided that variations in the sales price of up to but no more than 10% of the sales price set forth in the Sale Notice shall be permitted without being considered materially more favorable to REIT II LP. If any of the Potential Participating Members has validly elected to participate in such Transfer (such Potential Participating Members, “Participating Member”), then REIT II LP may, at its option, by providing written notice (“ROFR Notice”) to each such Potential Participating Member within ten (10) business days after REIT II LP’s receipt of each such Tag-Along Notice, elect (hereinafter referred to as the “Right of First Refusal”) to purchase each such Potential Participating Member’s interests on the same terms and conditions as those set forth in the Sale Notice. If REIT II LP exercises its Right of First Refusal, then REIT II LP shall purchase such interests within thirty (30) days after delivery of the ROFR Notice. If REIT II LP does not exercise its Right of First Refusal, or fails to purchase such interests within the aforementioned thirty (30) day period, then the parties shall proceed with the Transfer set forth in the Sale Notice. Accordingly, each of REIT II LP and such Participating Members will be entitled to sell in the contemplated Transfer, on the same terms, a number of Membership Interests equal to the product of (A) the quotient determined by dividing the number of Membership Interests owned by such Person by the aggregate number of Membership Interests owned by the REIT II LP and the Participating Members and (B) the number of Membership Interests to be sold in the contemplated Transfer. Notwithstanding anything to the contrary above, in the event REIT II LP seeks to transfer any portion of its Membership Interests so that, after making such transfer REIT II LP would effectively own less than 51% of the ownership interests of the Company, the Potential Participating Member may elect to participate in the contemplated Transfer by including all of its Membership Interests in such Transfer, and REIT II LP shall revise its participation in the contemplated Transfer accordingly.

23. Modification. Managing Member may in its sole and absolute discretion modify this Agreement as it may reasonably deem necessary to continue ordinary business operations of the Company, except modifications to the economic terms as outlined in this Agreement, including as outlined in Articles 6, 7, 8, 9, 10 11, 14, 15, 20 and 22, and shall require consent, which shall not be unreasonably withheld, conditioned or delayed, by any affected Member(s).

24. GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED UNDER, THE LAWS OF THE STATE OF DELAWARE, ALL RIGHTS AND REMEDIES BEING GOVERNED BY SAID LAWS.

25. Notices.   Any written notice permitted or required under this Agreement will be deemed to have been given when delivered in person, two (2) business days after being deposited in the United States mail postage paid, one (1) business day after being mailed by a nationally recognized overnight mail or courier service, or the same business day the notice is sent by facsimile or electronic mail if sent before 5:00 p.m. local time in the recipient’s time zone (otherwise facsimile or electronic mail notice shall be deemed given on the next business day). For mailed, facsimile or electronic mail delivery, the notice must be addressed to the recipient at the address most recently on file in the Company’s registered office or principal place of business for receiving mail, facsimile or electronic mail notices.

26. Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the required parties.

27. Employment Rights. This Agreement shall not be construed as a contract of employment between the Company and any Member or between any Members. It shall not grant a Member any rights to employment with the Company or any other Member or limit any right to terminate a Member’s employment.

28. Waivers. The failure of any party to seek redress for violation of, or to insist upon the strict performance of, any term in this Agreement shall not be a waiver of any future violation of any term in this Agreement.

29. Binding Effect. This Agreement will be binding upon and shall inure to the benefit of the parties and their respective heirs, personal representatives, successors and assigns.

30. Severability. The invalidity or unenforceability of any term in this Agreement shall not affect any other term in this Agreement.

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IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, has duly executed this Limited Liability Company Agreement as of the date first above written.

MEMBERS:

LIGHTSTONE VALUE PLUS REIT II LP,
a Delaware limited partnership

By: Lightstone Value Plus Real Estate
Investment Trust II, Inc., a Maryland
Corporation

By:	/s/ Joseph E. Teichman
Name: Joseph E. Teichman
Title: Secretary

TPS METAIRIE, LLC

By:	/s/ Daniel J. Vosotas
Daniel J. Vosotas, CHA, as President

SHERMAN FAMILY TRUST

By:	/s/ Anthony J. Sherman, Trustee
Anthony Jon Sherman, as Trustee

By:	/s/ Rachel A. Sherman, Trustee
Rachel A. Sherman, as Trustee

Exhibit A

CERTIFICATE OF FORMATION

OF

LVP METAIRIE JV, LLC

State of Delaware Secretary of State Division of Corporations Delivered 04:40 PM 01/13/2011 FILED 04:37 PM 01/13/2011
SRV 110042689 - 4927018 FILE
CERTIFICATE OF FORMATION

OF

LVP METAIRIE JV LLC

The undersigned, an authorized natural person, for the purpose of forming a limited liability company, under the provisions and subject to the requirements of the State of Delaware (particularly Chapter 18, Title 6 of the Delaware Code and the acts amendatory thereof and supplemental thereto, and known, identified, and referred to as the “Delaware Limited Liability Company Act”), hereby certifies that:

FIRST:                The name of the limited liability company (hereinafter called the “limited liability company”) is: “LVP Metairie JV LLC”.

SECOND:            The address of the registered office and the name and the address of the registered agent of the limited liability company required to be maintained by Section 18-104 of the Delaware Limited Liability Company Act is National Registered Agents, Inc., 160 Greentree Drive, Suite 101, Dover, DE 19904.

THIRD:                The specific date of dissolution of the limited liability company shall be as specified in the limited liability company’s operating agreement.

Executed on January 13, 2011.

/s/Lynette Hamdi
Lynette Hamdi, Authorized Person

Exhibit B

LVP METAIRIE JV, LLC

Officers

Name	Office

David Lichtenstein	Chief Executive Officer

Peyton Owen, Jr.	President and Chief Operating Officer

Donna Brandin	Chief Financial Officer

Joseph E. Teichman	Executive Vice President, General Counsel and Secretary

Exhibit C

LVP METAIRIE JV, LLC

Initial Capital Account

Members	Initial Capital Contribution	Ownership %

REIT II LP	$12,445,000	95%

TPS	$655,000	5%

Sherman	$0	0%

TOTAL	$13,100,000	100%